AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 20, 1997






                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549



                                   SCHEDULE 13D
                                  (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              AMSCAN HOLDINGS, INC.
                                 (NAME OF ISSUER)


                      COMMON STOCK, PAR VALUE $.10 PER SHARE
                          (Title of Class of Securities)


                                   03216N 10 3
                                  (CUSIP Number)





                             DAVID J. GREENWALD, ESQ.
                               GOLDMAN, SACHS & CO.
                                 85 BROAD STREET
                             NEW YORK, NEW YORK 10004
                                  (212) 902-1000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)



                                 AUGUST 10, 1997
             (Date of Event Which Requires Filing of This Statement)




                If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                                   SCHEDULE 13D

         CUSIP NO.  03216N 10 3

         1.   NAME OF REPORTING PERSON
              SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              CONFETTI ACQUISITION, INC.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /  /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              AF; OO

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) OR 2(f)                       /  /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

                             7.   SOLE VOTING POWER
             NUMBER OF               -0-
              SHARES         8.   SHARED VOTING POWER
           BENEFICIALLY              15,024,616
             OWNED BY
               EACH          9.   SOLE DISPOSITIVE POWER
             REPORTING               -0-
              PERSON
               WITH          10.  SHARED DISPOSITIVE POWER
                                     15,024,616

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              15,024,616

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES                                      /  /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

              71.2%

         14.  TYPE OF REPORTING PERSON

              CO


                                PAGE 2 OF 31 PAGES





                                   SCHEDULE 13D

         CUSIP NO.  03216N 10 3

         1.   NAME OF REPORTING PERSON
              SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              GS CAPITAL PARTNERS II, L.P.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /  /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              OO

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) OR 2(f)                       /  /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

                             7.   SOLE VOTING POWER
             NUMBER OF               -0-
              SHARES         8.   SHARED VOTING POWER
           BENEFICIALLY              15,024,616
             OWNED BY
               EACH          9.   SOLE DISPOSITIVE POWER
             REPORTING               -0-
              PERSON
               WITH          10.  SHARED DISPOSITIVE POWER
                                     15,024,616

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              15,024,616

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES                                      /  /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

              71.2%

         14.  TYPE OF REPORTING PERSON

              PN


                                PAGE 3 OF 31 PAGES





                                   SCHEDULE 13D

         CUSIP NO.  03216N 10 3

         1.   NAME OF REPORTING PERSON
              SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              GS CAPITAL PARTNERS II OFFSHORE, L.P.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /  /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              OO

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) OR 2(f)                       /  /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              CAYMAN ISLANDS

                             7.   SOLE VOTING POWER
             NUMBER OF               -0-
              SHARES         8.   SHARED VOTING POWER
           BENEFICIALLY              15,024,616
             OWNED BY
               EACH          9.   SOLE DISPOSITIVE POWER
             REPORTING               -0-
              PERSON
               WITH          10.  SHARED DISPOSITIVE POWER
                                     15,024,616

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              15,024,616

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES                                      /  /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

              71.2%

         14.  TYPE OF REPORTING PERSON

              PN


                                PAGE 4 OF 31 PAGES





                                   SCHEDULE 13D

         CUSIP NO.  03216N 10 3

         1.   NAME OF REPORTING PERSON
              SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              GS CAPITAL PARTNERS II (GERMANY) C.L.P.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /  /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              OO

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) OR 2(f)                       /  /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              GERMANY

                             7.   SOLE VOTING POWER
             NUMBER OF               -0-
              SHARES         8.   SHARED VOTING POWER
           BENEFICIALLY              15,024,616
             OWNED BY
               EACH          9.   SOLE DISPOSITIVE POWER
             REPORTING               -0-
              PERSON
               WITH          10.  SHARED DISPOSITIVE POWER
                                     15,024,616

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              15,024,616

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES                                      /  /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

              71.2%

         14.  TYPE OF REPORTING PERSON

              PN


                                PAGE 5 OF 31 PAGES





                                   SCHEDULE 13D

         CUSIP NO.  03216N 10 3

         1.   NAME OF REPORTING PERSON
              SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              GS ADVISORS, L.P.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /  /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              AF

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) OR 2(f)                       /  /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

                             7.   SOLE VOTING POWER
             NUMBER OF               -0-
              SHARES         8.   SHARED VOTING POWER
           BENEFICIALLY              15,024,616
             OWNED BY
               EACH          9.   SOLE DISPOSITIVE POWER
             REPORTING               -0-
              PERSON
               WITH          10.  SHARED DISPOSITIVE POWER
                                     15,024,616

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              15,024,616

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES                                      /  /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

              71.2%

         14.  TYPE OF REPORTING PERSON

              PN


                                PAGE 6 OF 31 PAGES





                                   SCHEDULE 13D

         CUSIP NO.  03216N 10 3

         1.   NAME OF REPORTING PERSON
              SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              GS ADVISORS II (CAYMAN), L.P.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /  /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              AF

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) OR 2(f)                       /  /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              CAYMAN ISLANDS

                             7.   SOLE VOTING POWER
             NUMBER OF               -0-
              SHARES         8.   SHARED VOTING POWER
           BENEFICIALLY              15,024,616
             OWNED BY
               EACH          9.   SOLE DISPOSITIVE POWER
             REPORTING               -0-
              PERSON
               WITH          10.  SHARED DISPOSITIVE POWER
                                     15,024,616

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              15,024,616

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES                                      /  /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

              71.2%

         14.  TYPE OF REPORTING PERSON

              PN


                                PAGE 7 OF 31 PAGES





                                   SCHEDULE 13D

         CUSIP NO.  03216N 10 3

         1.   NAME OF REPORTING PERSON
              SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              GOLDMAN, SACHS & CO. OHG

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /  /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              AF

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) OR 2(f)                       /  /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              GERMANY

                             7.   SOLE VOTING POWER
             NUMBER OF               -0-
              SHARES         8.   SHARED VOTING POWER
           BENEFICIALLY              15,024,616
             OWNED BY
               EACH          9.   SOLE DISPOSITIVE POWER
             REPORTING               -0-
              PERSON
               WITH          10.  SHARED DISPOSITIVE POWER
                                     15,024,616

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              15,024,616

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES                                      /  /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

              71.2%

         14.  TYPE OF REPORTING PERSON

              PN


                                PAGE 8 OF 31 PAGES





                                   SCHEDULE 13D

         CUSIP NO.  03216N 10 3

         1.   NAME OF REPORTING PERSON
              SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              GOLDMAN, SACHS & CO.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /  /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              WC; AF; OO

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) OR 2(f)                      / X /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              NEW YORK

                             7.   SOLE VOTING POWER
             NUMBER OF               -0-
              SHARES         8.   SHARED VOTING POWER
           BENEFICIALLY              15,035,525
             OWNED BY
               EACH          9.   SOLE DISPOSITIVE POWER
             REPORTING               -0-
              PERSON
               WITH          10.  SHARED DISPOSITIVE POWER
                                     15,035,525

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              15,035,535

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES                                      /  /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

              71.3%

         14.  TYPE OF REPORTING PERSON

              BD; PN; IA


                                PAGE 9 OF 31 PAGES





                                   SCHEDULE 13D

         CUSIP NO.  03216N 10 3

         1.   NAME OF REPORTING PERSON
              SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              THE GOLDMAN SACHS GROUP, L.P.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /  /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              WC; AF

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(e) OR 2(f)                       /  /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

                             7.   SOLE VOTING POWER
             NUMBER OF               -0-
              SHARES         8.   SHARED VOTING POWER
           BENEFICIALLY              15,035,535
             OWNED BY
               EACH          9.   SOLE DISPOSITIVE POWER
             REPORTING               -0-
              PERSON
               WITH          10.  SHARED DISPOSITIVE POWER
                                     15,035,535

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              15,035,535

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES                                      /  /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

              71.3%

         14.  TYPE OF REPORTING PERSON

              HC; PN


                               PAGE 10 OF 31 PAGES






         ITEM 1.   SECURITY AND ISSUER

                   This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Amscan Holdings, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 80 Grasslands Road, Elmsford, New York 10523.


         ITEM 2.   IDENTITY AND BACKGROUND

                   This Schedule 13D is filed jointly by Confetti Acquisition, Inc., a Delaware corporation ("Confetti"), GS Capital Partners II, L.P., a Delaware limited partnership ("GSCP II"), GS Capital Partners II Offshore, L.P., a Cayman Islands exempted limited partnership ("GSCP II Offshore"), GS Capital Partners II (Germany) C.L.P., a German civil law partnership ("GSCP II Germany" and, together with GSCP II and GSCP II Offshore, "GSCP"), GS Advisors, L.P., a Delaware limited partnership ("GS Advisors"), GS Advisors II (Cayman), L.P., a Cayman Islands exempted limited partnership ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG, a German general partnership ("GS oHG"), Goldman, Sachs & Co., a New York limited partnership ("Goldman Sachs"), and The Goldman Sachs Group, L.P., a Delaware limited partnership ("GS Group" and, together with Confetti, GSCP, GS Advisors, GS Advisors Cayman, GS oHG and Goldman Sachs, the "Reporting Persons"). Goldman Sachs and GS Group may be deemed, for purposes of this Schedule 13D, to own beneficially 15,024,616 shares of Common Stock through GSCP of which affiliates of Goldman Sachs and GS Group are the general partner or the managing partner. In addition, each of GS Advisors, GS Advisors Cayman and GS oHG is an affiliate of Goldman Sachs and GS Group. Goldman Sachs and GS Group each disclaim ownership of shares of Common Stock beneficially owned by GSCP to the extent of partnership interests in GSCP held by persons other than GS Group or its affiliates. Goldman Sachs and GS Group may also be deemed to own beneficially 7,000 shares of Common Stock held as of August 10, 1997 in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both ("Managed Accounts"). Goldman Sachs and GS Group disclaim beneficial ownership of shares of Common Stock held in Managed Accounts. In addition, Goldman Sachs beneficially owned as of August 10, 1997 an additional 3,909 shares of Common Stock acquired in ordinary course trading activities. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

                   Confetti was formed to effect the proposed transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and

                               PAGE 11 OF 31 PAGES





         such proposed transactions. All of the common stock of Confetti is owned by GSCP and GS Group. The present directors and officers of Confetti are Messrs. Terence M. O'Toole, Joseph
         P. DiSabato and Sanjeev Mehra, each of whom has been a director since the formation of Confetti. Mr. O'Toole serves as Chairman of the Board and President of Confetti, Mr. DiSabato as Vice President and Treasurer, and Mr. Mehra as Vice President and Secretary. The present principal occupations of the directors of Confetti are as follows: Messrs. O'Toole and Mehra are Managing Directors of Goldman Sachs, and Mr. DiSabato is an associate of Goldman Sachs. Each of GSCP II, GSCP II Offshore and GSCP II Germany was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors is the sole general partner of GSCP II, GS Advisors Cayman is the sole general partner of GSCP II Offshore, and GS oHG is the sole managing partner of GSCP II Germany. Goldman Sachs is an investment banking firm and a member of the New York Stock Exchange and other national exchanges. Goldman Sachs also serves as the investment manager for GSCP. GS Group, one of the general partners of Goldman Sachs, owns a 99% interest in Goldman Sachs. GS Group is a holding partnership that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The other general partner of Goldman Sachs is The Goldman, Sachs & Co. L.L.C., a Delaware limited liability company ("GS L.L.C."), which is a wholly owned subsidiary of GS Group and The Goldman Sachs Corporation, a Delaware corporation ("GS Corp."). GS Corp. is the sole general partner of GS Group. The principal business address of each of Goldman Sachs, GS Group, GS Advisors, GS Corp., GS L.L.C., GSCP II and Confetti and the directors and officers of Confetti is 85 Broad Street, New York, New York 10004. The principal business address for each of GSCP II Offshore and GS Advisors Cayman is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GSCP II Germany and GS oHG is MesseTurm Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Germany.

                   The name, business address, present principal occupation or employment and citizenship of each director of GS Corp. and GS L.L.C. and of each member of the executive committees of GS Corp., GS L.L.C., GS Group and Goldman Sachs are set forth on Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GS Advisors, Inc. and GS Advisors II, Inc., each a Delaware corporation and the sole general partner of GS Advisors and GS Advisors Cayman, respectively, are set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each Managing Director of Goldman, Sachs & Co. Finanz GmbH which is the


                               PAGE 12 OF 31 PAGES





         managing partner of GS oHG are set forth in Schedule II-B hereto and are incorporated herein by reference.

                   During the last five years, none of the Reporting Persons, or, to the best knowledge of each of the Reporting Persons, any of the directors and officers of Confetti or the persons listed on Schedules I or II-A or II-B hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


         ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                   As more fully described in Item 4 hereof, Confetti, has entered into the Voting Agreement described in Item 4 with the Estate of John A. Svenningsen (the "Estate") and Christine Svenningsen, the wife of John A. Svenningsen and the executrix of the Estate (the "Individual"), who are the beneficial owners of 15,024,616 shares of Common Stock (the "Subject Shares"). Pursuant to the Voting Agreement, the Estate and the Individual have, among other things, granted Confetti an irrevocable option (the "Option") to acquire the Subject Shares, in whole and not in part, at a price of $9.83 per share in cash (the "Share Exercise Price"), subject to certain conditions set forth in the Voting Agreement, exercisable during the 90-day period following a termination of the Merger Agreement (as defined below), other than pursuant to a termination upon mutual consent of the Issuer and Confetti or pursuant to a termination by the Issuer based on an actual material breach by Confetti of its obligations under the Merger Agreement. If Confetti were to exercise the Option in full and pay the Share Exercise Price in cash, the funds required would be approximately $147,691,975. In the event that Confetti purchases the Subject Shares pursuant to the Option, it will be required to make a cash tender offer for the remaining shares of Common Stock not held by it at a price of $16.50 per share, subject to certain conditions set forth in the Voting Agreement. It is currently anticipated that funds for the exercise of the Option and the cash tender offer would be provided from general funds available to Confetti and its affiliates and by borrowings from sources yet to be determined.

                   The Estate and the Individual entered into the Voting Agreement to induce Confetti to enter into the Merger
         Agreement.



                               PAGE 13 OF 31 PAGES





         ITEM 4.   PURPOSE OF TRANSACTION.

                   On August 10, 1997, the Issuer and Confetti entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for a recapitalization of the Issuer in which Confetti will be merged (the "Merger") with and into the Issuer, with the Issuer as the surviving corporation.

                   At the effective time of the Merger (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Common Stock owned, directly or indirectly, by the Issuer or any subsidiary of the Issuer or by Confetti or any subsidiary of Confetti and (ii) shares of Common Stock subject to dissenters' rights) will be converted, at the election of each of the Issuer's stockholders, into the right to receive from the Issuer following the Merger, either (A) $16.50 in cash (the "Cash Consideration") or (B) $9.33 in cash plus a retained interest in the Issuer equal to one share of Common Stock for every 150,000 shares held by such stockholder (the "Mixed Consideration"), with fractional shares of Common Stock to be paid in cash. The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and prior to the Effective Time, Confetti or the Issuer may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement. If consummated, the Merger will result in GSCP and its affiliates becoming the controlling stockholders of the Issuer. The Merger is expected to be financed with an equity contribution of approximately $67.5 million (including contributions of Common Stock by certain employee stockholders and including issuances of restricted stock), $130 million from a senior debt facility and $110 million from the issuance of senior subordinated debt. Confetti and GSCP have received a commitment from Goldman Sachs Credit Partners L.P. with respect to the senior debt facility and a highly confident letter from Goldman Sachs with respect to the senior subordinated debt.

                   If the Merger is completed as planned, (i) the board of directors of the Issuer will initially consist of the directors of Confetti at the time of the Merger and (ii) the officers of the Issuer will remain as the officers of the Issuer after the Effective Time, in each case until their successors are duly elected or appointed (as the case may be) and qualified. At the Effective Time, (i) the certificate of incorporation of the Issuer, as in effect immediately prior to the Effective Time, shall be amended and restated so as to read in its entirety in the form set forth as Exhibit A to the Merger Agreement and (ii) the by-laws of Confetti as in effect immediately prior to the Effective Time shall be the by-laws of the Issuer. The authorized capital stock of Confetti consists of 10,000 shares of Common Stock, par value $.10 per share, 1,000 of which are issued and outstanding as of the date hereof, all of which are owned by GSCP and GS Group.

                               PAGE 14 OF 31 PAGES





                   Upon consummation of the Merger, the Issuer intends to seek (i) to have the shares of Common Stock cease to be listed on The Nasdaq Stock Market Inc.'s ("Nasdaq") National Market and (ii) if in conformity with applicable law and regulation, to have the shares of Common Stock deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                   Because approval of the Issuer's stockholders is required by applicable law in order to consummate the Merger, the Issuer will submit the Merger to its stockholders for approval. In connection with the Merger, Confetti has entered into a Voting Agreement, dated as of August 10, 1997 (the "Voting Agreement"), with the Estate and the Individual, pursuant to which the Estate and the Individual have, among other things, (i) agreed to vote all their shares of Common Stock (approximately 71.2% of the shares of Common Stock outstanding as of July 31, 1997) in favor of the Merger and against certain competing transactions (the "Voting Actions"), and to elect the Mixed Consideration in the Merger with respect to all such shares (together with the Merger, the "Merger Related Actions") and (ii) agreed not to sell or transfer any of their shares of Common Stock prior to the Effective Time or termination of the Voting Agreement. In addition, pursuant to the Voting Agreement, the Estate and the Individual have granted to Confetti a proxy to vote the Subject Shares in accordance with clause (i) of the preceding sentence with respect to the Voting Actions, which proxy is irrevocable during the term of the Voting Agreement and coupled with an interest. The Estate and the Individual have also agreed to waive any rights of appraisal available in the Merger and to take or refrain from taking certain other actions.

                   The covenants and agreements contained in the Voting Agreement with respect to the Subject Shares will terminate upon the earliest of (x) the Effective Time of the Merger, (y) the termination of the Merger Agreement based upon mutual consent of the Issuer and Confetti or the termination by the Issuer based on an actual material breach by Confetti of its obligations under the Merger Agreement, or (z) the 91st day following another termination of the Merger Agreement pursuant to its terms (after which termination the Option becomes exercisable), subject to certain extensions if the Option has been exercised but the closing of such exercise has not occurred.

                   In the event that Confetti purchases the Subject Shares pursuant to the Option, it will be required to make a cash tender offer for the remaining shares of Common Stock not held by it at a price of $16.50 per share, subject to certain conditions set forth in the Voting Agreement.

                   The preceding summary of certain provisions of the Merger Agreement and the Voting Agreement is not intended to be

                               PAGE 15 OF 31 PAGES





         complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 2 and 3 hereto, and which are incorporated herein by reference.

                   Other than as described above, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the directors and officers of Confetti or the persons listed on Schedules I or II-A or II-B hereto, has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although, subject to the provisions of the Merger Agreement, they reserve the right to develop such plans).


         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                   (a) As of August 10, 1997, none of Confetti, GSCP, GS Advisors, GS Advisors Cayman or GS oHG owned any shares of Common Stock. However, as of August 10, 1997, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, Confetti may be deemed to have beneficially owned the Subject Shares subject to the Voting Agreement, constituting in the aggregate approximately 71.2% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of July 31, 1997).

                   If Confetti were to exercise the Option, Confetti would have the power to vote all of the Subject Shares and power to dispose of all of the Subject Shares. In addition, in the event that Confetti purchases the Subject Shares pursuant to the Option, it will be required to make a cash tender offer for the remaining shares of Common Stock not held by it at a price of $16.50 per share, subject to certain conditions set forth in the Voting Agreement. Confetti would have the power to vote and to dispose of all of such shares of Common Stock acquired in such cash tender offer. With respect to the Merger Related Actions, Confetti has the power to vote the Subject Shares in accordance with the terms of the Voting Agreement. Unless and until Confetti or its designee, if any, acquires the Subject Shares upon exercise of the Option, and except as set forth above, neither Confetti nor such designee, if any, has any power to dispose of any Subject Shares. GSCP II, GSCP II Offshore and GSCP II Germany, by the action of their respective sole general partners or managing partners, GS Advisors, GS Advisors Cayman and GS oHG, and Goldman Sachs and GS Group, have the shared power to direct the voting of the Subject Shares with respect to the Merger Related Actions, in accordance with the terms of the Voting Agreement, and, upon exercise of the Option, would have the shared power to direct the voting of and the disposition of (i) the Subject Shares, in accordance with the terms of the Voting Agreement, and (ii) any shares of Common Stock acquired by Confetti in the cash tender offer described above.

                               PAGE 16 OF 31 PAGES





                   Goldman Sachs and GS Group may, for purposes of this
         Schedule 13D, be deemed to beneficially own the Subject Shares through GSCP and Confetti. In addition, Goldman Sachs and GS Group beneficially owned, as of August 10, 1997, 3,909 shares of Common Stock acquired in ordinary course trading activities of Goldman Sachs and may be deemed to beneficially own as of August 10, 1997, the 7,000 shares of Common Stock held in the Managed Accounts. Based on such holdings, Goldman Sachs and GS Group could be deemed to beneficially own as of August 10, 1997, less than 1% of the outstanding shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed (except with respect to the 3,909 shares of Common Stock beneficially owned by Goldman Sachs and GS Group as described above). None of the Reporting Persons, and, to the knowledge of each of the Reporting Persons, none of the directors and officers of Confetti or the other persons listed on Schedules I or II-A or II-B, beneficially owns any shares of Common Stock other than as set forth herein.

                   (b) Each Reporting Person shares the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated in pages 2 through 10 above.

                   (c) Except as set forth on Schedule IV hereto and except as described in Item 4 hereof, no transactions in the Common Stock were effected by the Reporting Persons, or, to the best knowledge of any of the Reporting Persons, any of the directors and officers of Confetti or the persons listed on Schedules I or II-A or II-B hereto, during the 60-day period preceding August 10, 1997. The purchases and sales set forth on Schedule IV were effected by Goldman Sachs in the Nasdaq National Market.

                   (d) Until the Option is exercised (if at all), none of the Reporting Persons (including Confetti and its designee, if any) has a right to receive dividends from, or the proceeds from the sale of, the Subject Shares. If the Option is exercised by Confetti, Confetti or its designee, if any, would have the sole right to receive dividends on the Subject Shares.

                   Clients of Goldman Sachs have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock held in the Managed Accounts.

                   Pursuant to an Agreement, dated October 9, 1996, among Gerald C. Rittenberg ("Rittenberg"), John Svenningsen and Amscan Inc., a New York corporation, now a wholly owned subsidiary of the Issuer, in the event that the Estate should

                               PAGE 17 OF 31 PAGES





         sell any of its shares of Common Stock in any public or private sale during the period commencing on December 18, 1996 and continuing as long as Rittenberg is employed during the initial three year term of his employment agreement with the Issuer and further continuing during the three year or shorter period during which a certain restrictive covenant is enforceable under such agreement, the Estate will pay to Rittenberg an amount equal to five percent of the net proceeds of such sale.

                   (e)  Not applicable.


         ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                   RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                   ISSUER.

                   Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedules I or II-A or II-B hereto, and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.


         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


              1. Joint Filing Agreement, dated August 20, 1997, among Goldman, Sachs & Co., The Goldman Sachs Group, L.P., GS Advisors, L.P., GS Advisors II (Cayman), L.P., Goldman, Sachs & Co. oHG, GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P., GS Capital Partners II (Germany) C.L.P. and Confetti Acquisition, Inc., relating to the filing of a joint statement on Schedule 13D.

              2. Agreement and Plan of Merger, dated as of August 10, 1997, between Amscan Holdings, Inc. and Confetti Acquisition, Inc.

              3. Voting Agreement, dated as of August 10, 1997, among Confetti Acquisition, Inc., the Estate of John A. Svenningsen and Christine Svenningsen.






                               PAGE 18 OF 31 PAGES





                                    SIGNATURE

                   After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


         Dated: August 20, 1997


                                CONFETTI ACQUISITION, INC.

                                By:  /s/ Terence M. O'Toole
                                   Name:  Terence M. O'Toole
                                   Title: President


                                GS CAPITAL PARTNERS II, L.P.

                                   By: GS Advisors, L.P.
                                       its general partner

                                   By: GS Advisors, Inc.
                                       its general partner


                                By:  /s/ Richard A. Friedman
                                   Name:  Richard A. Friedman
                                   Title: President


                                GS ADVISORS, L.P.

                                   By: GS Advisors, Inc.
                                       its general partner


                                By:  /s/ Richard A. Friedman
                                   Name:  Richard A. Friedman
                                   Title: President














                               PAGE 19 OF 31 PAGES





                                GS CAPITAL PARTNERS II OFFSHORE, L.P.

                                   By: GS Advisors II (Cayman), L.P.
                                       its general partner

                                   By: GS Advisors II, Inc.
                                       its general partner


                                By:  /s/ Richard A. Friedman
                                   Name:  Richard A. Friedman
                                   Title: President


                                GS ADVISORS II (CAYMAN), L.P.

                                   By: GS Advisors II, Inc.
                                       its general partner


                                By:  /s/ Richard A. Friedman
                                   Name:  Richard A. Friedman
                                   Title: President


                                GS CAPITAL PARTNERS II (GERMANY) C.L.P.

                                   By: GOLDMAN, SACHS & CO. OHG,
                                       its managing partner

                                   By: GOLDMAN, SACHS & CO.
                                       Finanz GmbH, its managing partner


                                By:  /s/ Richard A. Friedman
                                   Name:  Richard A. Friedman
                                   Title: Attorney-in-Fact


                                GOLDMAN, SACHS & CO. OHG

                                   By: GOLDMAN, SACHS & CO.
                                       Finanz GmbH, its managing partner


                                By:  /s/ Richard A. Friedman
                                   Name:  Richard A. Friedman
                                   Title: Attorney-in-Fact







                               PAGE 20 OF 31 PAGES





                                GOLDMAN, SACHS & CO.


                                By:  /s/ Richard A. Friedman
                                   Name:  Richard A. Friedman
                                   Title: Managing Director


                                THE GOLDMAN SACHS GROUP, L.P.

                                   By: The Goldman Sachs Corporation,
                                       its general partner

                                By:  /s/ Richard A. Friedman
                                   Name:  Richard A. Friedman
                                   Title: Executive Vice President







































                               PAGE 21 OF 31 PAGES





                                  EXHIBIT INDEX

         Exhibit        Description


              1. Joint Filing Agreement, dated August 20, 1997, among Goldman, Sachs & Co., The Goldman Sachs Group, L.P., GS Advisors, L.P., GS Advisors II (Cayman), L.P., Goldman, Sachs & Co. oHG, GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P., GS Capital Partners II (Germany) C.L.P. and Confetti Acquisition, Inc., relating to the filing of a joint statement on
                        Schedule 13D.

              2. Agreement and Plan of Merger, dated as of August 10, 1997, between Amscan Holdings, Inc. and Confetti Acquisition, Inc.

              3. Voting Agreement, dated as of August 10, 1997, among Confetti Acquisition, Inc., the Estate of John A. Svenningsen and Christine Svenningsen.

































                               PAGE 22 OF 31 PAGES






                                    SCHEDULE I

                   The name of each director of The Goldman Sachs
         Corporation and The Goldman, Sachs & Co. L.L.C. and of each member of the executive committees of The Goldman Sachs
         Corporation, The Goldman, Sachs & Co. L.L.C., The Goldman Sachs Group, L.P. and Goldman, Sachs & Co. is set forth below.

                   The business address of each natural person listed below except John A. Thain and John L. Thornton is 85 Broad Street, New York, NY 10004. The business address of John A. Thain and John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is as a managing director of Goldman, Sachs & Co. or another Goldman, Sachs & Co. operating entity and a member of the executive committee.


         Jon Z. Corzine

         Henry M. Paulson, Jr.

         Roy J. Zuckerberg

         Robert J. Hurst

         John A. Thain

         John L. Thornton
























                               PAGE 23 OF 31 PAGES






                                  SCHEDULE II-A


                   The name, position and present principal occupation of each director and executive officer of GS Advisors, Inc., the sole general partner of GS Advisors, L.P., which is the sole general partner of GS Capital Partners II, L.P., and GS Advisors II, Inc., the sole general partner of GS Advisors II (Cayman), L.P., which is the sole general partner of GS Capital Partners II Offshore, L.P., are set forth below.

                   The business address for all the executive officers and directors listed below except Henry Cornell is 85 Broad Street, New York, NY 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong.

                   All executive officers and directors listed below are citizens of the United States of America.


  Name                   Position                  Present Principal Occupation

  Richard A. Friedman    Director/President        Managing Director of
                                                   Goldman, Sachs & Co.

  Terence M. O'Toole     Director/Vice President   Managing Director of
                                                   Goldman, Sachs & Co.

  Carla H. Skodinski     Vice President/Secretary  Vice President of Goldman,
                                                   Sachs & Co.

  Elizabeth S. Cogan     Treasurer                 Vice President of Goldman,
                                                   Sachs & Co.

  Joseph H. Gleberman    Director/Vice President   Managing Director of
                                                   Goldman, Sachs & Co.

  Henry Cornell          Vice President            Managing Director of Goldman
                                                   Sachs (Asia) L.L.C.

  Barry S. Volpert       Director/Vice President   Managing Director of
                                                   Goldman, Sachs & Co.

  Eve M. Gerriets        Vice President/           Vice President of Goldman,
                         Assistant Secretary       Sachs & Co.

  David J. Greenwald     Assistant Secretary       Vice President of Goldman,
                                                   Sachs & Co.

  C. Douglas Fuge        Assistant Treasurer       Managing Director of
                                                   Goldman, Sachs & Co.



                               PAGE 24 OF 31 PAGES






                                  SCHEDULE II-B


                   The name, position and present occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the managing partner of Goldman, Sachs & Co. oHG are set forth below.

                   The business address for Paul M. Achleitner and Ernst Tschoeke is MesseTurm, Friedrich-Ebert-Anlage 49, 60308
         Frankfurt am Main, Germany. The business address for Philip D. Murphy is 3 Garden Road, Hong Kong.

                   Philip D. Murphy is a citizen of the United States of America. Paul M. Achleitner is a citizen of Austria. Ernst Tschoeke is a citizen of Germany.

  Name and Business                                Present Principal
  Address                Position                  Occupation

  Paul M. Achleitner     Managing Director         Managing Director of
                                                   Goldman, Sachs & Co.

  Philip D. Murphy       Managing Director         Managing Director of
                                                   Goldman, Sachs & Co.

  Ernst Tschoeke         Managing Director         Director of
                                                   Goldman, Sachs & Co. oHG


























                               PAGE 25 OF 31 PAGES







                                   SCHEDULE III


                   In settlement of Securities and Exchange Commission Administrative Proceeding File NO. 3-7646 In the Matter of the Distribution of Securities Issued by Certain Government Sponsored Enterprises, Goldman, Sachs & Co. (the "Firm"), along with numerous other securities firms, without admitting or denying any of the findings of the Securities and Exchange Commission (the "SEC") consented to the entry of an Order, dated January 16, 1992. The SEC found that the Firm, in connection with its participation in the primary distributions of certain unsecured debt securities issued by Government Sponsored Enterprises ("GSEs"), made and kept certain records that did not accurately reflect the Firm's customers' orders for GSEs' securities and/or offers, purchases or sales by the Firm of the GSEs' securities effected by the Firm in violation of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and 17 C.F.R. Sections 240.17a-3 and 240.17a-4.

                   The Firm was ordered to cease and desist from committing or causing future violations of the aforementioned sections of the Exchange Act in connection with any primary distributions or unsecured debt securities issued by the GSEs, pay a civil money penalty to the United States Treasury in the amount of $100,000 and maintain policies and procedures reasonably designed to ensure the Firm's future compliance with the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs.

                   In Securities and Exchange Commission Administrative Proceeding File No. 3-8282 In the Matter of Goldman, Sachs & Co., the Firm, without admitting or denying any of the SEC's allegations, settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades of U.S. Treasury securities in the secondary markets in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforementioned trades in violation of Section 15(b)(4)(E) of the Exchange Act.

                   The Firm was ordered to cease and desist from committing or causing any violation of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with
         Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.


                               PAGE 26 OF 31 PAGES







                                   SCHEDULE IV

                              Amscan Holdings, Inc.
                               Cusip No. 03216N103

         PURCHASED      SOLD     PRICE   TRADE DATE     SETTLEMENT DATE
         ---------      ----     -----   ----------     ---------------
             1,400               13.25    30-Jun-97            3-Jul-97
                       1,400     13.25    30-Jun-97            3-Jul-97
                         180    13.125    11-Jun-97           16-Jun-97
             1,700                  13    13-Jun-97           18-Jun-97
               200                  13    13-Jun-97           18-Jun-97
               100                  13    13-Jun-97           18-Jun-97
             1,800                  13    13-Jun-97           18-Jun-97
               200                  13    13-Jun-97           18-Jun-97
                       4,000    13.125    13-Jun-97           18-Jun-97
             3,000                12.5    16-Jun-97           19-Jun-97
               200                12.5    16-Jun-97           19-Jun-97
               200     1,900    12.625    16-Jun-97           19-Jun-97
                         300    12.625    16-Jun-97           19-Jun-97
                       7,300        13    16-Jun-97           19-Jun-97
             1,000              12.875    16-Jun-97           19-Jun-97
             1,000              12.875    16-Jun-97           19-Jun-97
             2,600              12.875    16-Jun-97           19-Jun-97
               400              12.875    16-Jun-97           19-Jun-97
                       1,000    13.125    17-Jun-97           20-Jun-97
                       1,000     13.25    17-Jun-97           20-Jun-97
                         900    13.375    17-Jun-97           20-Jun-97
             1,700                  13    17-Jun-97           20-Jun-97
               100                  13    17-Jun-97           20-Jun-97
               200                  13    17-Jun-97           20-Jun-97
             1,700                  13    17-Jun-97           20-Jun-97
               300                  13    17-Jun-97           20-Jun-97
                           1     13.25    18-Jun-97           23-Jun-97
                         100     13.25    18-Jun-97           23-Jun-97
               200                12.5    19-Jun-97           24-Jun-97
                         150     13.25    19-Jun-97           24-Jun-97
                       2,000     12.75    19-Jun-97           24-Jun-97
                         120     13.25    19-Jun-97           24-Jun-97
             1,700                12.5    19-Jun-97           24-Jun-97
               200                12.5    19-Jun-97           24-Jun-97
               100                12.5    19-Jun-97           24-Jun-97
             1,700                12.5    19-Jun-97           24-Jun-97
               300                12.5    19-Jun-97           24-Jun-97
             1,000               12.35    20-Jun-97           25-Jun-97
             4,500             12.9861    23-Jun-97           26-Jun-97
                       4,200        13    23-Jun-97           26-Jun-97
                          90     13.25    23-Jun-97           26-Jun-97
                       4,300     13.25    23-Jun-97           26-Jun-97




                               PAGE 27 OF 31 PAGES






                              Amscan Holdings, Inc.
                               Cusip No. 03216N103

         PURCHASED      SOLD     PRICE   TRADE DATE     SETTLEMENT DATE
         ---------      ----     -----   ----------     ---------------
             8,700              12.975    23-Jun-97           26-Jun-97
             1,100              12.975    23-Jun-97           26-Jun-97
               200              12.975    23-Jun-97           26-Jun-97
                      15,000   13.0833    23-Jun-97           26-Jun-97
             8,800              12.975    23-Jun-97           26-Jun-97
             1,200              12.975    23-Jun-97           26-Jun-97
                         200     12.25    24-Jun-97           27-Jun-97
                       1,000     12.25    24-Jun-97           27-Jun-97
                       1,000    12.125    24-Jun-97           27-Jun-97
                         500    12.125    24-Jun-97           27-Jun-97
                         100      12.5    24-Jun-97           27-Jun-97
             1,000              11.625    24-Jun-97           27-Jun-97
             3,000               12.25    24-Jun-97           27-Jun-97
               400               12.25    24-Jun-97           27-Jun-97
               100               12.25    24-Jun-97           27-Jun-97
             3,100               12.25    24-Jun-97           27-Jun-97
               400               12.25    24-Jun-97           27-Jun-97
                       2,000    12.375    25-Jun-97           30-Jun-97
                         700      12.5    25-Jun-97           30-Jun-97
                       6,300    12.375    25-Jun-97           30-Jun-97
                         130    12.875    25-Jun-97           30-Jun-97
            27,400                  12    25-Jun-97           30-Jun-97
             1,800                  12    25-Jun-97           30-Jun-97
             8,500               12.25    25-Jun-97           30-Jun-97
                       6,200    12.125    25-Jun-97           30-Jun-97
                         400    12.125    25-Jun-97           30-Jun-97
                       1,700    12.125    25-Jun-97           30-Jun-97
                       2,100    12.125    25-Jun-97           30-Jun-97
                         800    12.125    25-Jun-97           30-Jun-97
                         300    12.125    25-Jun-97           30-Jun-97
                         800    12.125    25-Jun-97           30-Jun-97
                         100    12.125    25-Jun-97           30-Jun-97
                      15,300    12.125    25-Jun-97           30-Jun-97
                       1,600    12.125    26-Jun-97           30-Jun-97
            10,000              12.875    26-Jun-97            1-Jul-97
                       2,500     12.75    26-Jun-97            1-Jul-97
                       2,000     12.75    26-Jun-97            1-Jul-97
                       4,000     12.75    26-Jun-97            1-Jul-97
                       2,000        13    26-Jun-97            1-Jul-97
                         110    13.125    26-Jun-97            1-Jul-97
                      10,000        13    26-Jun-97            1-Jul-97
                       1,100    13.125    27-Jun-97            2-Jul-97
                       1,500    13.125    27-Jun-97            2-Jul-97
             2,500            12 11/16    30-Jun-97            3-Jul-97
                       1,900     12.75    30-Jun-97            3-Jul-97
             2,500             12.4375     1-Jul-97            7-Jul-97
                          80    12.875     1-Jul-97            7-Jul-97


                               PAGE 28 OF 31 PAGES






                              Amscan Holdings, Inc.
                               Cusip No. 03216N103
         PURCHASED      SOLD     PRICE   TRADE DATE     SETTLEMENT DATE
         ---------      ----     -----   ----------     ---------------
             2,700               12.75     1-Jul-97            7-Jul-97
             2,500               12.75     1-Jul-97            7-Jul-97
             1,000              12.375     2-Jul-97            8-Jul-97
                       5,000      12.5     2-Jul-97            8-Jul-97
             1,000                  12     2-Jul-97            8-Jul-97
             1,500              11.875     2-Jul-97            8-Jul-97
             5,000                  12     2-Jul-97            8-Jul-97
               500                  12     2-Jul-97            8-Jul-97
                         150    12.125     2-Jul-97            8-Jul-97
             2,500              12.125     2-Jul-97            8-Jul-97
                      25,000     12.15     2-Jul-97            8-Jul-97
             5,000              12.125     2-Jul-97            8-Jul-97
                       5,000    12.125     2-Jul-97            8-Jul-97
            20,000              12.125     2-Jul-97            8-Jul-97
               100              11.875     3-Jul-97            9-Jul-97
             1,500              11.875     3-Jul-97            9-Jul-97
                         500    12.375     7-Jul-97           10-Jul-97
                         120    12.125     7-Jul-97           10-Jul-97
                       2,000    12.375     8-Jul-97           11-Jul-97
             1,000                  12     8-Jul-97           11-Jul-97
                          70    12.375     8-Jul-97           11-Jul-97
                       2,000   12.4375     9-Jul-97           14-Jul-97
             1,000              11.875    10-Jul-97           15-Jul-97
             1,000              11.625    10-Jul-97           15-Jul-97
             1,000               11.25    10-Jul-97           15-Jul-97
                       1,000     11.25    10-Jul-97           15-Jul-97
               345               11.25    10-Jul-97           15-Jul-97
                       2,500    11.375    10-Jul-97           15-Jul-97
            50,000              11.475    10-Jul-97           15-Jul-97
            25,000              11.375    10-Jul-97           15-Jul-97
                      11,200        12    10-Jul-97           15-Jul-97
                       1,800        12    10-Jul-97           15-Jul-97
                         200   11.4375    10-Jul-97           15-Jul-97
                      35,300   11.4375    10-Jul-97           15-Jul-97
                      14,500   11.4375    10-Jul-97           15-Jul-97
                      10,000      11.5    10-Jul-97           15-Jul-97
                       1,500      11.5    10-Jul-97           16-Jul-97
             4,000               11.25    11-Jul-97           16-Jul-97
             8,600                  11    11-Jul-97           16-Jul-97
                       5,000     11.25    11-Jul-97           16-Jul-97
                      42,500   11.1985    11-Jul-97           16-Jul-97
            14,000              11.074    11-Jul-97           16-Jul-97
            20,000                  11    11-Jul-97           16-Jul-97
             3,200                  11    11-Jul-97           16-Jul-97
             4,000               11.25    11-Jul-97           16-Jul-97
                      10,000     11.25    11-Jul-97           16-Jul-97
               227                  11    14-Jul-97           17-Jul-97
                      30,000    11.125    14-Jul-97           17-Jul-97


                               PAGE 29 OF 31 PAGES






                              Amscan Holdings, Inc.
                               Cusip No. 03216N103

         PURCHASED      SOLD     PRICE   TRADE DATE     SETTLEMENT DATE
         ---------      ----     -----   ----------     ---------------
                       2,000    11.125    14-Jul-97           17-Jul-97
                       2,000    11.125    14-Jul-97           17-Jul-97
            20,000             11.0313    14-Jul-97           17-Jul-97
            10,000             11.0625    14-Jul-97           17-Jul-97
             1,700             11.0625    14-Jul-97           17-Jul-97
             1,000                  11    14-Jul-97           17-Jul-97
                60                  11    15-Jul-97           18-Jul-97
                         130    11.625    16-Jul-97           21-Jul-97
                      25,000    11.125    17-Jul-97           22-Jul-97
            12,500                  11    17-Jul-97           22-Jul-97
            12,500                  11    17-Jul-97           22-Jul-97
            89,900              11.375    18-Jul-97           23-Jul-97
                         500      11.5    18-Jul-97           23-Jul-97
                      36,000      11.5    18-Jul-97           23-Jul-97
                       8,500      11.5    18-Jul-97           23-Jul-97
                      45,000      11.5    18-Jul-97           23-Jul-97
             2,000                  11    21-Jul-97           24-Jul-97
                       1,000    11.625    21-Jul-97           24-Jul-97
                       1,000    11.875    21-Jul-97           24-Jul-97
             1,000                12.5    21-Jul-97           24-Jul-97
                       2,500    11.875    22-Jul-97           25-Jul-97
             1,000              11.875    22-Jul-97           25-Jul-97
             1,000              11.875    22-Jul-97           25-Jul-97
             1,000               12.25    22-Jul-97           25-Jul-97
                       2,500     12.75    22-Jul-97           25-Jul-97
                          70    12.625    22-Jul-97           25-Jul-97
             1,000                12.5    22-Jul-97           25-Jul-97
             1,000                12.5    22-Jul-97           25-Jul-97
                       2,000    12.625    22-Jul-97           25-Jul-97
                       2,000        12    24-Jul-97           29-Jul-97
                         160    12.625    24-Jul-97           29-Jul-97
               800              11.875    24-Jul-97           29-Jul-97
               200              11.875    24-Jul-97           29-Jul-97
               200              11.875    24-Jul-97           29-Jul-97
               200              11.875    24-Jul-97           29-Jul-97
               200              11.875    24-Jul-97           29-Jul-97
               200              11.875    24-Jul-97           29-Jul-97
               900               11.75    25-Jul-97           30-Jul-97
                         160    12.625    25-Jul-97           30-Jul-97
                       1,000    12.625    28-Jul-97           31-Jul-97
               500              11.625    29-Jul-97            1-Aug-97
                         200    12.625    30-Jul-97            4-Aug-97
                          10    12.625    30-Jul-97            4-Aug-97
                         200    12.625    30-Jul-97            4-Aug-97
                         200    12.125    30-Jul-97            4-Aug-97
                         200    12.625    30-Jul-97            4-Aug-97
                         200    12.625    30-Jul-97            4-Aug-97


                               PAGE 30 OF 31 PAGES






                              Amscan Holdings, Inc.
                               Cusip No. 03216N103

         PURCHASED      SOLD     PRICE   TRADE DATE     SETTLEMENT DATE
         ---------      ----     -----   ----------     ---------------
             1,000              11.625    31-Jul-97            5-Aug-97
                       1,700    12.125    31-Jul-97            5-Aug-97
             1,000                  12    31-Jul-97            5-Aug-97
               400                  12    31-Jul-97            5-Aug-97
               400                  12    31-Jul-97            5-Aug-97
               500              11.625     4-Aug-97            7-Aug-97
               200              11.625     4-Aug-97            7-Aug-97
               800              11.625     4-Aug-97            7-Aug-97
             1,000              11.625     4-Aug-97            7-Aug-97
                       3,500    12.125     4-Aug-97            7-Aug-97
                          90    12.125     4-Aug-97            7-Aug-97
               900                  12     4-Aug-97            7-Aug-97
             2,500                  12     4-Aug-97            7-Aug-97
             1,000              11.375     5-Aug-97            8-Aug-97
               200              11.125     6-Aug-97           11-Aug-97
                       1,600    11.875     6-Aug-97           11-Aug-97
                       1,000    11.875     6-Aug-97           11-Aug-97
                       1,000    11.875     6-Aug-97           11-Aug-97
                         250    11.875     6-Aug-97           11-Aug-97
               100              11.125     6-Aug-97           11-Aug-97
                         200    11.875     6-Aug-97           11-Aug-97
                       1,000    11.875     7-Aug-97           12-Aug-97
                       1,000    11.875     7-Aug-97           12-Aug-97
                       2,000    11.875     7-Aug-97           12-Aug-97
                       3,000    12.125     7-Aug-97           12-Aug-97
             1,000                  12     7-Aug-97           12-Aug-97
                         110    12.125     7-Aug-97           12-Aug-97
               600              11.125     7-Aug-97           12-Aug-97
               600              11.125     7-Aug-97           12-Aug-97
                       1,000    12.125     8-Aug-97           13-Aug-97
                       1,000        12     8-Aug-97           13-Aug-97
                         100    12.125     8-Aug-97           13-Aug-97
            50,000              11.875     8-Aug-97           13-Aug-97
                      42,300        12     8-Aug-97           13-Aug-97
                      25,000        12     8-Aug-97           13-Aug-97
                         250        12     8-Aug-97           13-Aug-97
             2,000                  12     8-Aug-97           13-Aug-97












                               PAGE 31 OF 31 PAGES